Exhibit 99.2

Select Income REIT
Fourth Quarter 2015
Supplemental Operating and Financial Data

SIR
LISTED
NYSE

7001 Columbia Gateway Drive, Columbia, MD
Square Feet: 119,912
Merkle Group, Inc. Corporate Headquarters



All amounts in this report are unaudited.

TABLE OF CONTENTS





WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• OUR ACQUISITIONS OF PROPERTIES,

• OUR SALES OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR ABILITY TO APPROPRIATELY BALANCE OUR USE OF EQUITY AND DEBT CAPITAL,

• OUR CREDIT RATINGS,

• OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,

• OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND FROM OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,

• OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• THE CREDIT QUALITIES OF OUR TENANTS, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, ATTRIBUTED TO SIR, NORMALIZED FFO ATTRIBUTED TO SIR, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, THE RMR GROUP LLC, OR RMR LLC, RMR INC., GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, SENIOR HOUSING PROPERTIES TRUST, OR SNH, AIC, AND THEIR RELATED PERSONS AND ENTITIES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

FOR EXAMPLE:

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING COSTS, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- A SIGNIFICANT NUMBER OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON THEN CURRENT FAIR MARKET VALUES. REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RENTS FROM THESE PROPERTIES COULD DECREASE,
- WE MAY NOT SUCCEED IN FURTHER DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,
- OUR INTENTION TO REDEVELOP CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,
- THE UNEMPLOYMENT RATE OR ECONOMIC CONDITIONS IN THE UNITED STATES MAY BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES OR OTHER CONDITIONS MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE IS REDUCED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,
- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- WE MAY INCUR SIGNIFICANT COSTS TO PREPARE A PROPERTY FOR A TENANT, PARTICULARLY FOR SINGLE TENANT PROPERTIES,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE INCREASED TO UP TO $2.2 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,

- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., GOV, SNH, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE,

- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,

- THE VALUE OF THE RMR INC. SHARES MAY BE DIFFERENT FROM THE PRICE WE PAID FOR THE RMR INC. SHARES. THE MARKET VALUE OF THE RMR INC. SHARES WILL DEPEND UPON VARIOUS FACTORS, INCLUDING SOME THAT ARE BEYOND OUR CONTROL, SUCH AS MARKET CONDITIONS. THERE CAN BE NO ASSURANCE PROVIDED REGARDING THE PRICE AT WHICH THE RMR INC. SHARES WILL TRADE,

- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE BEEN AMENDED AND EXTENDED FOR CONTINUING 20 YEAR TERMS. THE AMENDED MANAGEMENT AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION AND EXTENSIONS IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR 20 YEARS OR FOR SHORTER OR LONGER TERMS, AND

- WE CURRENTLY EXPECT TO FINANCE CERTAIN ACQUISITIONS WITH LONG TERM DEBT AND PROCEEDS FROM PROPERTY SALES. HOWEVER, THERE IS NO ASSURANCE THAT THESE ACQUISITIONS WILL BE FINANCED WITH LONG TERM DEBT OR PROCEEDS FROM PROPERTY SALES IN THE FUTURE, AND WE MAY ELECT TO USE OTHER SOURCES OF FINANCING.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS ACTS OF TERRORISM, NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.





2555 Grand Boulevard, Kansas City, MO
Square Feet: 595,607
Shook, Hardy & Bacon Headquarters



COMPANY PROFILE

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns lands and properties that are primarily net leased to single tenants. As of December 31, 2015, we owned 119 properties (360 buildings, leasable land parcels and easements) with approximately 44.7 million rentable square feet located in 35 states, including 11 properties (229 buildings, leasable land parcels and easements) with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

Management:

SIR is managed by the operating subsidiary of The RMR Group Inc. (NASDAQ: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly owned REITs and three real estate operating companies. As of December 31, 2015, RMR had $20.9 billion of assets under management, including more than 1,300 properties. In addition to managing SIR, RMR also manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns office properties majority leased to the U.S. government and state governments and that owned 27.9% of our outstanding common shares as of December 31, 2015, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores, which is a tenant of HPT and to Sonesta International Hotels Corporation, which is one of HPT's hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is an SEC registered investment advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to SIR at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – SIR

Issuer Ratings:

Moody's – Baa2
Standard & Poor's – BBB-

Portfolio Data (as of 12/31/2015):
(dollars and sq. ft. in 000s)

Total properties	119
Total sq. ft.	44,706
Percent leased	97.8%
Q4 2015 total revenue	$ 114,794
Q4 2015 Cash Basis NOI [1]	$ 84,936
Q4 2015 Normalized FFO attributed to SIR [1]	$ 67,510

[1] See Exhibits A and D for the calculations of NOI, Cash Basis NOI, FFO attributed to SIR and Normalized FFO attributed to SIR and a reconciliation of those amounts to or from net income or net income attributed to SIR, as applicable, determined in accordance with U.S. generally accepted accounting principles, or GAAP.



INVESTOR INFORMATION

Board of Trustees

Donna D. Fraiche
Independent Trustee

William A. Lamkin
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 796-8303
or jpopeo@sirreit.com.

Investor and media inquiries should be directed to
Olivia Snyder, Investor Relations Analyst,
at (617) 796-8320 or osnyder@sirreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

JMP Securities
Mitch Germain
(212) 906-3546
mgermain@jmpsecurities.com

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516
brendan.maiorana@wellsfargo.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

SIR is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

7958 South Chester Street, Centennial, CO
Square Feet: 167,917
United Launch Alliance Corporate Headquarters



KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	89,374	89,374	89,329	88,413	59,960
Weighted average common shares outstanding - basic [1]	89,285	89,267	88,617	79,489	59,886
Weighted average common shares outstanding - diluted [1][2]	89,291	89,274	88,631	79,498	59,956
Common Share Data:					
Price at end of period	$ 19.82	$ 19.01	$ 20.64	$ 24.99	$ 24.41
High during period	$ 20.99	$ 22.31	$ 25.57	$ 27.18	$ 25.45
Low during period	$ 18.60	$ 18.00	$ 20.64	$ 23.52	$ 22.65
Annualized dividends paid per share [3]	$ 2.00	$ 2.00	$ 2.00	$ 1.92	$ 1.92
Annualized dividend yield (at end of period) [3]	10.1%	10.5%	9.7%	7.7%	7.9%
Annualized Normalized FFO multiple (at end of period) [4]	6.6x	6.6x	7.4x	9.9x	9.4x
Annualized NOI [5] / total market capitalization	8.9%	8.9%	8.7%	7.0%	9.6%
Selected Balance Sheet Data:					
Total assets	$ 4,696,117	$ 4,761,647	$ 4,621,417	$ 4,557,927	$ 1,993,231
Total liabilities	$ 2,599,157	$ 2,588,843	$ 2,433,664	$ 2,390,543	$ 512,784
Gross book value of real estate assets [6]	$ 4,717,961	$ 4,680,287	$ 4,517,877	$ 4,499,350	$ 2,007,941
Total debt [7] / gross book value of real estate [6]	50.3%	50.8%	49.0%	49.2%	22.2%
Book Capitalization:					
Total debt [7]	$ 2,375,379	$ 2,377,040	$ 2,214,698	$ 2,212,360	$ 445,816
Plus: total shareholders' equity	2,096,960	2,169,534	2,184,430	2,163,996	1,480,447
Total book capitalization	$ 4,472,339	$ 4,546,574	$ 4,399,128	$ 4,376,356	$ 1,926,263
Total debt [7] / total book capitalization	53.1%	52.3%	50.3%	50.6%	23.1%
Market Capitalization:					
Total debt (book value)	$ 2,375,379	$ 2,377,040	$ 2,214,698	$ 2,212,360	$ 445,816
Plus: market value of common shares (at end of period)	1,771,393	1,699,000	1,843,751	2,209,441	1,463,624
Total market capitalization	$ 4,146,772	$ 4,076,040	$ 4,058,449	$ 4,421,801	$ 1,909,440
Total debt [7] / total market capitalization	57.3%	58.3%	54.6%	50.0%	23.3%

[1] In the second quarter of 2015, we issued 880 of our common shares in connection with our acquisition of RMR common stock and in the first quarter of 2015, we issued 28,439 of our common shares in connection with our acquisition of Cole Corporate Income Trust, Inc., or CCIT.

[2] Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares issued under our business management agreement with the operating subsidiary of RMR, if any, if the effect is dilutive.

[3] The amounts stated reflect normal dividend rates per share, excluding prorated dividends related to the CCIT merger affecting the respective three month periods ended March 31, 2015 and June 30, 2015, and excluding a $0.21 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015 affecting the three month period ended December 31, 2015.

[4] See Exhibit D for the calculation of FFO attributed to SIR and Normalized FFO attributed to SIR and a reconciliation of net income attributed to SIR determined in accordance with GAAP to those amounts.

[5] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[6] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[7] Total debt includes unamortized premiums and discounts.



KEY FINANCIAL DATA (CONTINUED)

(dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Selected Income Statement Data:					
Total revenues	$ 114,794	$ 111,942	$ 107,214	$ 94,415	$ 56,395
NOI [1]	$ 92,749	$ 90,758	$ 88,394	$ 77,051	$ 45,842
NOI margin [2]	80.8%	81.1%	82.4%	81.6%	81.3%
Adjusted EBITDA [3]	$ 88,150	$ 84,670	$ 82,752	$ 70,958	$ 42,503
Net income	$ 10,917	$ 30,801	$ 29,188	$ 4,018	$ 26,887
Net income attributed to SIR [4]	$ 10,876	$ 30,755	$ 29,140	$ 3,977	$ 26,887
Normalized FFO attributed to SIR [5]	$ 67,510	$ 64,152	$ 62,240	$ 55,979	$ 39,029
Common distributions paid [6]	$ 44,687	$ 44,664	$ 39,463	$ 28,782	$ 28,777
Per Share Data:					
Net income attributed to SIR - basic and diluted	$ 0.12	$ 0.34	$ 0.33	$ 0.05	$ 0.45
Normalized FFO attributed to SIR - basic and diluted [5]	$ 0.76	$ 0.72	$ 0.70	$ 0.70	$ 0.65
Common distributions paid [6]	$ 0.50	$ 0.50	$ 0.49	$ 0.48	$ 0.48
Normalized FFO payout ratio [5][6]	65.8%	69.4%	70.5%	68.6%	73.7%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	4.4x	4.2x	4.2x	5.0x	14.4x
Total debt / annualized Adjusted EBITDA [3]	6.7x	7.0x	6.7x	6.6x	2.6x

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[2] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[3] See Exhibit C for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount. Annualized Adjusted EBITDA for the period ended March 31, 2015 includes Adjusted EBITDA from CCIT properties acquired on January 29, 2015 as if those properties were acquired on January 1, 2015.

[4] Excludes an 11% noncontrolling interest of a third party in one property we acquired from CCIT. In December 2015, the joint venture partner exercised an option which required us to purchase their 11.0% ownership interest at fair market value in January 2016.

[5] See Exhibit D for the calculation of FFO attributed to SIR and Normalized FFO attributed to SIR and a reconciliation of net income attributed to SIR determined in accordance with GAAP to those amounts.

[6] The amounts stated reflect the amounts paid during the period. Amounts paid for the period January 1, 2015 through January 28, 2015, the day before the closing of the CCIT merger, are excluded from amounts presented for the period ended March 31, 2015 and included in amounts presented for the period ended June 30, 2015. Amount presented for the period ended December 31, 2015, excludes a $0.21 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.

CONSOLIDATED BALANCE SHEETS



(dollars in thousands, except per share data)

	December 31,	
	2015	2014
ASSETS		
Real estate properties:		
Land	$ 1,036,425	$ 756,160
Buildings and improvements	3,083,243	1,110,683
	4,119,668	1,866,843
Accumulated depreciation	(164,779)	(94,333)
	3,954,889	1,772,510
Acquired real estate leases, net	566,195	120,700
Cash and cash equivalents	17,876	13,504
Restricted cash	1,171	42
Rents receivable, including straight line rents of $92,264 and $64,894, respectively, net of allowance for doubtful accounts of $464 and $1,664, respectively	99,307	68,385
Deferred leasing costs, net	7,221	6,196
Deferred financing costs, net	16,323	3,416
Other assets	33,135	8,478
Total assets	$ 4,696,117	$ 1,993,231
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 303,000	$ 77,000
Term loan	350,000	350,000
Senior unsecured notes, net	1,435,632	-
Mortgage notes payable, net	286,747	18,816
Accounts payable and other liabilities	105,403	18,869
Assumed real estate lease obligations, net	86,495	26,475
Rents collected in advance	16,295	9,688
Security deposits	11,845	10,348
Due to related persons	3,740	1,588
Total liabilities	2,599,157	512,784
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 125,000,000 shares authorized; 89,374,029 and 59,959,750 shares issued and outstanding, respectively	894	600
Additional paid in capital	2,178,477	1,441,036
Cumulative net income	324,986	250,238
Cumulative other comprehensive loss	(19,587)	(23)
Cumulative common distributions	(387,810)	(211,404)
Total shareholders' equity	2,096,960	1,480,447
Total liabilities and shareholders' equity	$ 4,696,117	$ 1,993,231

CONSOLIDATED STATEMENTS OF INCOME



(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2015	2014	2015	2014
Revenues:				
Rental income	$ 96,750	$ 47,692	$ 364,139	$ 189,743
Tenant reimbursements and other income	18,044	8,703	64,226	32,937
Total revenues	114,794	56,395	428,365	222,680
Expenses:				
Real estate taxes	10,213	5,622	37,460	22,202
Other operating expenses	11,832	4,931	41,953	18,597
Depreciation and amortization	32,727	10,612	122,906	41,054
Acquisition related costs	267	1,609	21,987	7,348
General and administrative	6,371	3,758	25,859	14,881
Total expenses	61,410	26,532	250,165	104,082
Operating income	53,384	29,863	178,200	118,598
Dividend income	1,666	-	1,666	-
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees of $1,362, $397, $5,100 and $1,579, respectively)	(20,175)	(2,949)	(73,885)	(12,974)
(Loss) gain on early extinguishment of debt	-	-	(6,845)	243
Loss on distribution to common shareholders of RMR common stock	(23,717)	-	(23,717)	-
Income before income tax expense and equity in earnings (loss) of an investee	11,158	26,914	75,419	105,867
Income tax expense	(191)	(55)	(515)	(175)
Equity in earnings (loss) of an investee	(50)	28	20	87
Income before gain on sale of property	10,917	26,887	74,924	105,779
Gain on sale of property	-	-	-	116
Net income	10,917	26,887	74,924	105,895
Net income allocated to noncontrolling interest	(41)	-	(176)	-
Net income attributed to SIR	$ 10,876	$ 26,887	$ 74,748	$ 105,895
Weighted average common shares outstanding - basic	89,285	59,886	86,699	55,964
Weighted average common shares outstanding - diluted	89,291	59,956	86,708	56,035
Net income attributed to SIR per common share - basic and diluted	$ 0.12	$ 0.45	$ 0.86	$ 1.89
Additional Data:				
General and administrative expenses / total revenues	5.5%	6.7%	6.0%	6.7%
General and administrative expenses / total assets (at end of period)	0.1%	0.2%	0.6%	0.7%
Non-cash straight line rent adjustments included in rental income [1]	$ 6,975	$ 3,281	$ 27,370	$ 16,038
Lease value amortization included in rental income [1]	$ 548	$ 60	$ 3,430	$ 196
Lease termination fees included in rental income	$ 75	$ -	$ 123	$ -
Non-cash amortization included in other operating expenses [2]	$ 215	$ -	$ 430	$ -
Non-cash amortization included in general and administrative expenses [2]	$ 344	$ -	$ 838	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

[2] We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, over the then 20 year life of our business and property management agreements with the operating subsidiary of RMR as an allocated reduction to business management fees and property management fees, which are included in general and administrative and other operating expenses, respectively.

CONSOLIDATED STATEMENTS OF CASH FLOWS



(dollars in thousands)

	For the Year Ended December 31,	
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 74,924	$ 105,895
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	72,448	27,122
Net amortization of debt premiums and discounts and deferred financing fees	5,100	1,579
Amortization of acquired real estate leases and assumed real estate lease obligations	46,059	12,852
Amortization of deferred leasing costs	1,058	956
Provision for losses on rents receivable	(463)	844
Straight line rental income	(27,370)	(16,038)
Loss (gain) on early extinguishment of debt	6,845	(243)
Loss on distribution to common shareholders of RMR common stock	23,717	-
Gain on sale of property	-	(116)
Other non-cash expenses, net	484	2,061
Equity in earnings of an investee	(20)	(87)
Change in assets and liabilities:		
Restricted cash	16	-
Rents receivable	1,265	2,144
Deferred leasing costs	(1,888)	(1,464)
Other assets	(1,772)	(200)
Accounts payable and other liabilities	20,911	(1,594)
Rents collected in advance	(3,587)	1,051
Security deposits	436	1,989
Due to related persons	2,234	(8)
Net cash provided by operating activities	220,397	136,743
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(2,179,622)	(223,205)
Real estate improvements	(3,797)	(2,175)
Proceeds from sale of properties, net	509,045	116
Investment in Affiliates Insurance Company	-	(825)
Investment in RMR	(19,219)	-
Net cash used in investing activities	(1,693,593)	(226,089)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	-	277,329
Proceeds from issuance of senior unsecured notes, net	1,433,694	-
Proceeds from borrowings	1,819,000	281,000
Repayments of borrowings	(1,593,245)	(370,731)
Deferred financing fees	(23,761)	(388)
Distributions to common shareholders	(157,597)	(104,385)
Repurchase of common shares	(130)	-
Distributions to noncontrolling interest	(393)	-
Net cash provided by financing activities	1,477,568	82,825
Increase (decrease) in cash and cash equivalents	4,372	(6,521)
Cash and cash equivalents at beginning of period	13,504	20,025
Cash and cash equivalents at end of period	$ 17,876	$ 13,504
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 45,078	$ 11,598
Income taxes paid	$ 293	$ 92
NON-CASH INVESTING ACTIVITIES:		
Real estate and investment acquired by issuance of shares	$ (736,740)	$ -
Real estate acquired by assumption of mortgage notes payable	$ (297,698)	$ -
Real estate sold by assumption of mortgage notes payable	$ 29,955	$ -
Working capital assumed	$ (20,709)	$ -
NON-CASH FINANCING ACTIVITIES:		
Assumption of mortgage notes payable	$ 297,698	$ -
Mortgage notes payable assumed in real estate sale	$ (29,955)	
Issuance of SIR common shares	$ 736,740	$ -
Distribution to common shareholders of RMR common stock	$ (18,809)	$ -



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Debt as of December 31, 2015:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 105 bps) [4] [6]	1.441%	1.441%	$ 303,000	3/29/2019	$ 303,000	3.2
Term loan (LIBOR + 115 bps) [5] [6]	1.394%	1.394%	350,000	3/31/2020	350,000	4.3
Subtotal / weighted average unsecured floating rate debt	1.415%	1.415%	653,000		653,000	3.8
Unsecured Fixed Rate Debt:						
Senior notes due 2018	2.850%	2.985%	350,000	2/1/2018	350,000	2.1
Senior notes due 2020	3.600%	3.775%	400,000	2/1/2020	400,000	4.1
Senior notes due 2022	4.150%	4.360%	300,000	2/1/2022	300,000	6.1
Senior notes due 2025	4.500%	4.755%	400,000	2/1/2025	400,000	9.1
Subtotal / weighted average unsecured fixed rate debt	3.781%	3.976%	1,450,000		1,450,000	5.4
Secured Floating Rate Debt:						
One property (one building) in Duluth, GA (LIBOR + 160 bps)	1.838%	1.838%	40,233	12/19/2016	40,233	1.0
Secured Fixed Rate Debt:						
One property (2 buildings) in Carlsbad, CA	5.950%	4.200%	17,755	9/1/2017	17,314	1.7
One property (one building) in Harvey, IL	4.500%	3.280%	2,000	6/1/2019	1,902	3.4
One property (one building) in Columbus, OH	4.500%	3.280%	2,400	6/1/2019	2,282	3.4
One property (one building) in Ankeny, IA	3.870%	3.380%	12,360	7/19/2020	12,360	4.6
One property (one building) in Philadelphia, PA [7]	2.244%	4.160%	41,000	8/3/2020	39,635	4.6
One property (one building) in Chester, VA	3.990%	3.480%	48,750	11/1/2020	48,750	4.8
One property (three buildings) in Seattle, WA	3.550%	3.790%	71,000	5/1/2023	71,000	7.3
One property (one building) in Chicago, IL	3.700%	3.590%	50,000	6/1/2023	50,000	7.4
Subtotal / weighted average secured fixed rate debt	3.657%	3.749%	245,265		243,243	5.8
Total / weighted average debt	3.089%	3.216%	$ 2,388,498		$ 2,386,476	4.9

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of interest rate protection and mark to market accounting for certain mortgages and discounts on unsecured senior notes. Excludes upfront transaction costs.

[3] Unsecured fixed rate debt excludes unamortized discounts of $14,368 and secured fixed rate debt excludes unamortized premiums of $1,249; total debt outstanding as of December 31, 2015, including unamortized premiums and discounts, was $2,375,379.

[4] We have a $750,000 unsecured revolving credit facility which has a maturity date of March 29, 2019, interest payable on borrowings of LIBOR plus 105 bps and a facility fee of 20 bps. Both the interest rate premium and the facility fee for the revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date to March 29, 2020. Principal balance represents the amount outstanding on our $750,000 revolving credit facility at December 31, 2015. Interest rate is as of December 31, 2015 and excludes the 20 bps facility fee.

[5] We have a $350,000 unsecured term loan with a maturity date of March 31, 2020 and an interest rate on the amount outstanding of LIBOR plus 115 bps. The interest rate premium for the term loan is subject to adjustment based on changes to our credit ratings. Principal balance represents the amount outstanding on our $350,000 term loan at December 31, 2015. Interest rate is as of December 31, 2015.

[6] The maximum borrowing availability under the revolving credit facility and term loan, combined, may be increased to up to $2,200,000 under certain terms and conditions.

[7] Interest is payable at a rate equal to LIBOR plus a spread. The interest charge has been fixed by a cash flow hedge which sets the interest rate at approximately 4.16% until August 3, 2020, which is the maturity date of the mortgage note. Coupon rate is as of December 31, 2015.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Scheduled Principal Payments As of December 31, 2015

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt [4]	Secured Floating Rate Debt	Secured Fixed Rate Debt [4]	Total [4]
2016	$ -	$ -	$ 40,233	$ 292	$ 40,525
2017	-	-	-	17,571	17,571
2018	-	350,000	-	304	350,304
2019	303,000 [1] [3]	-	-	4,926	307,926
2020	350,000 [2] [3]	400,000	-	101,172	851,172
2021	-	-	-	-	-
2022	-	300,000	-	-	300,000
2023	-	-	-	121,000	121,000
2024	-	-	-	-	-
2025	-	400,000	-	-	400,000
Total	$ 653,000	$ 1,450,000	$ 40,233	$ 245,265	$ 2,388,498
Percent	27.3%	60.7%	1.7%	10.3%	100.0%

[1] Represents the amount outstanding on our $750,000 revolving credit facility at December 31, 2015. We have a $750,000 unsecured revolving credit facility which has a maturity date of March 29, 2019, interest payable on borrowings of LIBOR plus 105 bps and a facility fee of 20 bps. Both the interest rate premium and the facility fee for the revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date to March 29, 2020.

[2] Represents the amount outstanding on our $350,000 term loan at December 31, 2015. We have a $350,000 unsecured term loan with a maturity date of March 31, 2020 and an interest rate on the amount outstanding of LIBOR plus 115 bps. The interest rate premium for the term loan is subject to adjustment based on changes to our credit ratings.

[3] The maximum borrowing availability under the revolving credit facility and term loan, combined, may be increased to up to $2,200,000 under certain terms and conditions.

[4] Unsecured fixed rate debt excludes unamortized discounts of $14,368 and secured fixed rate debt excludes unamortized premiums of $1,249; total debt outstanding as of December 31, 2015, including unamortized premiums and discounts, was $2,375,379.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Leverage Ratios:					
Total debt [1] / total market capitalization	57.3%	58.3%	54.6%	50.0%	23.3%
Total debt [1] / total book capitalization	53.1%	52.3%	50.3%	50.6%	23.1%
Total debt [1] / gross book value of real estate assets [2]	50.3%	50.8%	49.0%	49.2%	22.2%
Variable rate debt / total assets	14.8%	14.6%	11.5%	11.7%	21.4%
Secured debt [1] / total assets	6.1%	6.0%	6.2%	6.3%	0.9%
Total debt [1] / total assets	50.6%	49.9%	47.9%	48.5%	22.4%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	4.4x	4.2x	4.2x	5.0x	14.4x
Total debt [1] / annualized Adjusted EBITDA [3]	6.7x	7.0x	6.7x	6.6x	2.6x
Public Debt Covenants [4]:					
Total debt / adjusted total assets [5] (maximum 60%)	50.2%	49.8%	48.2%	48.9%	-
Secured debt / adjusted total assets [5] (maximum 40%)	6.0%	6.0%	6.2%	6.3%	-
Consolidated income available for debt service [6] / annual debt service (minimum 1.50x)	4.4x	4.3x	4.0x	4.3x	-
Total unencumbered assets [5] / unsecured debt (minimum 150%)	200.0%	201.5%	209.4%	206.3%	-

[1] Total debt and secured debt includes unamortized premiums and discounts.

[2] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[3] See Exhibit C for the calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount. Annualized Adjusted EBITDA for the period ended March 31, 2015 includes Adjusted EBITDA from CCIT properties acquired on January 29, 2015 as if those properties were acquired on January 1, 2015.

[4] There was no public debt outstanding until February 3, 2015, when SIR issued $1.45 billion of senior unsecured notes. Accordingly, no public debt covenants are presented for the period prior to March 31, 2015.

[5] Adjusted total assets and total unencumbered assets include original cost of real estate assets calculated in accordance with GAAP and exclude depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any.

[6] Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

CAPITAL EXPENDITURES SUMMARY

(dollars in thousands)



	For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Tenant improvements [1]	$ 192	$ 12	$ 1,632	$ 21	$ -
Leasing costs [2]	303	1,297	320	163	308
Building improvements [3]	1,054	444	514	-	260
Recurring capital expenditures	1,549	1,753	2,466	184	568
Development, redevelopment and other activities [4]	694	69	11	-	-
Total capital expenditures	$ 2,243	$ 1,822	$ 2,477	$ 184	$ 568

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions, legal costs and tenant inducements.

[3] Building improvements generally include (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.

PROPERTY ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/15

(dollars and sq. ft. in thousands, except per sq. ft. amounts)



Acquisitions [6]:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Tenant
1/29/2015	Various [5]	64	73	16,144	$ 2,458,286	$ 152	6.4%	11.1	100.0%	Various
4/16/2015	Phoenix, AZ	1	1	106	16,850	159	8.3%	7.0	100.0%	Farmers Insurance Exchange
7/20/2015	Richmond, VA	1	3	89	12,750	143	8.2%	7.3	100.0%	Royall & Company
7/31/2015	Kansas City, MO	1	1	596	153,500	258	8.3%	15.8	100.0%	Shook, Hardy & Bacon L.L.P.
11/13/2015	Parsippany, NJ	1	1	100	32,000	320	9.6%	9.8	100.0%	Day Pitney, LLP
Total / Weighted Average		68	79	17,035	$ 2,673,386	$ 157	6.6%	11.4	100.0%	

Dispositions: In connection with SIR's acquisition of CCIT, SIR sold 23 healthcare properties to SNH during 2015. See Note 5 below for further information.

[1] Represents the gross contract purchase price, excluding acquisition related costs, purchase price allocations and assumed mortgage debt. The purchase price for the acquisition on January 29, 2015 is net of the concurrent sale of 23 healthcare properties to SNH. See Note 5 below for further information.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of any assumed debt and excluding acquisition related costs.

[3] Average remaining lease term in years is weighted based on rental revenues as of the date acquired.

[4] Percent leased is as of the date acquired.

[5] On January 29, 2015, SIR acquired CCIT's full property portfolio, which included 64 office and industrial net leased properties, as well as 23 healthcare properties which SIR sold concurrently to SNH. The following table summarizes the net purchase price after the completion of the sale of 23 healthcare properties to SNH:

Gross purchase price	$ 2,997,586
Proceeds from properties sold to SNH	(509,045)
Mortgage principal assumed by SNH, including loan assumption costs of $300	(30,255)
Net purchase price	$ 2,458,286

[6] In addition to the acquisitions listed above, in April 2015, SIR acquired an ancillary land parcel adjacent to one of its properties for $2,000.

PORTFOLIO INFORMATION

45101, 45201, 45301 Warp Drive, Sterling, VA
Square Feet: 337,228
Orbital ATK (NYSE: OA) Corporate Headquarters


Orbital
Building 1



PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

Key Statistic	As of and For the Three Months Ended December 31, 2015		
	Mainland Properties	Hawaii Properties	Total
Number of properties	108	11	119
Percent of total	90.8%	9.2%	100.0%
Leasable buildings, land parcels and easements	131	229	360
Percent of total	36.4%	63.6%	100.0%
Total square feet	26,928	17,778	44,706
Percent of total	60.2%	39.8%	100.0%
Leased square feet	26,928	16,784	43,712
Percent leased	100.0%	94.4%	97.8%
Total revenues	$ 91,979	$ 22,815	$ 114,794
Percent of total	80.1%	19.9%	100.0%
NOI [1]	$ 74,587	$ 18,162	$ 92,749
Percent of total	80.4%	19.6%	100.0%
Cash Basis NOI [1]	$ 67,976	$ 16,960	$ 84,936
Percent of total	80.0%	20.0%	100.0%

[1] See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Year Ended [2]	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Number of Properties:				
Mainland Properties	39	39	37	37
Hawaii Properties	11	11	11	11
Total	50	50	48	48
Leasable buildings, land parcels and easements:				
Mainland Properties	51	51	49	49
Hawaii Properties	229	229	229	229
Total	280	280	278	278
Square Feet: [3]				
Mainland Properties	9,247	9,247	8,260	8,260
Hawaii Properties	17,778	17,793	17,778	17,793
Total	27,025	27,040	26,038	26,053
Percent Leased: [4]				
Mainland Properties	100.0%	100.0%	100.0%	100.0%
Hawaii Properties	94.4%	94.4%	94.4%	94.4%
Total	96.3%	96.3%	96.2%	96.1%
Total Revenues:				
Mainland Properties	$ 35,854	$ 35,744	$ 122,924	$ 123,246
Hawaii Properties	22,815	20,622	89,856	85,146
Total	$ 58,669	$ 56,366	$ 212,780	$ 208,392
NOI: [5]				
Mainland Properties	$ 30,214	$ 29,722	$ 101,024	$ 101,303
Hawaii Properties	18,162	16,092	71,830	67,051
Total	$ 48,376	$ 45,814	$ 172,854	$ 168,354
Cash Basis NOI: [5]				
Mainland Properties	$ 27,709	$ 27,235	$ 93,198	$ 91,853
Hawaii Properties	16,960	15,240	68,307	62,960
Total	$ 44,669	$ 42,475	$ 161,505	$ 154,813
NOI % Change:				
Mainland Properties	1.7%		-0.3%	
Hawaii Properties	12.9%		7.1%	
Total	5.6%		2.7%	
Cash Basis NOI % Change:				
Mainland Properties	1.7%		1.5%	
Hawaii Properties	11.3%		8.5%	
Total	5.2%		4.3%	

[1] Consists of properties that we owned continuously since October 1, 2014.

[2] Consists of properties that we owned continuously since January 1, 2014.

[3] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[4] Includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[5] See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP and see Exhibit B for a calculation and reconciliation of same property NOI and same property Cash Basis NOI.

LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Properties	119	118	116	115	51
Leasable buildings, land parcels and easements	360	359	355	354	281
Total sq. ft. [1]	44,706	44,606	43,921	43,815	27,686
Square feet leased	43,712	43,591	42,921	42,817	26,682
Percentage leased	97.8%	97.7%	97.7%	97.7%	96.4%
Leasing Activity (Sq. Ft.):					
New leases	72	60	70	50	57
Renewals	97	1,209	165	108	460
Total	169	1,269	235	158	517
% Change in GAAP Rent: [2]					
New leases	25.5%	21.2%	47.6%	52.2%	82.5%
Renewals	26.6%	9.5%	12.6%	-8.1%	15.3%
Weighted average	26.1%	10.0%	22.1%	20.2%	21.0%
Leasing Costs and Concession Commitments: [3]					
New leases	$ 720	$ 20	$ 612	$ 255	$ 746
Renewals	27	4,226	161	15	56
Total	$ 747	$ 4,246	$ 773	$ 270	$ 802
Leasing Costs and Concession Commitments per Sq. Ft.: [3]					
New leases	$ 10.00	$ 0.33	$ 8.74	$ 5.10	$ 13.09
Renewals	$ 0.28	$ 3.50	$ 0.98	$ 0.14	$ 0.12
Total	$ 4.42	$ 3.35	$ 3.29	$ 1.71	$ 1.55
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	21.7	10.0	20.6	5.0	20.6
Renewals	16.9	20.8	8.7	10.0	19.6
Total	18.9	20.2	12.2	8.4	19.7
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [3] [4]					
New leases	$ 0.46	$ 0.03	$ 0.42	$ 1.02	$ 0.64
Renewals	$ 0.02	$ 0.17	$ 0.11	$ 0.01	$ 0.01
Total	$ 0.23	$ 0.17	$ 0.27	$ 0.20	$ 0.08

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

[4] Amounts are per square foot per year for the weighted average lease term by leased square footage.

The above leasing summary is based on leases entered into during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(sq. ft. in thousands)



Property Type	Total Sq. Ft. [1] As of 12/31/2015	Sq. Ft. Leases Executed During the Three Months Ended 12/31/2015		
		New	Renewals	Total
Mainland Properties	26,928	-	-	-
Hawaii Properties	17,778	72	97	169
Total	44,706	72	97	169

Property Type	As of 9/30/2015	9/30/2015 % Leased [2]	Sq. Ft. Leased Expired	New and Renewals	Acquisitions / (Sales)	As of 12/31/2015	12/31/2015 % Leased
Mainland Properties	26,828	100.0%	-	-	100	26,928	100.0%
Hawaii Properties	16,763	94.3%	(148)	169	-	16,784	94.4%
Total	43,591	97.7%	(148)	169	100	43,712	97.8%

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.

TENANT DIVERSITY AND CREDIT CHARACTERISTICS



As of December 31, 2015

Tenant Industry	% of Annualized Rental Revenue [1]
Technology & Communications	24.7%
Retail & Food	18.1%
Real Estate & Financial	12.9%
Manufacturing & Transportation	11.6%
Energy Services	10.1%
Industrial	7.9%
Legal & Consulting	7.7%
Other	7.0%
	100.0%

% of Annualized Rental Revenue [1]



Tenant Credit Characteristics	% of Annualized Rental Revenue [1]
Leased Hawaii lands	15.0% [2]
Investment grade rated	39.1% [3]
Non-investment grade or unrated	45.9%
	100.0%

% of Annualized Rental Revenue [1]



[1] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[2] Excludes certain Hawaii lands which are leased by investment grade rated tenants and included in the investment grade rated tenant credit category.

[3] Includes certain Hawaii lands which are leased by investment grade rated tenants.



TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED RENTAL REVENUE

(sq. ft. in thousands)

As of December 31, 2015

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]
1.	Shook, Hardy & Bacon L.L.P.	Mainland Properties	596	1.4%	3.9%
2.	Tellabs, Inc.	Mainland Properties	820	1.9%	3.7%
3.	Amazon.com, Inc.	Mainland Properties	3,048	7.0%	3.5%
4.	Bank of America, N.A.	Mainland Properties	554	1.3%	3.1%
5.	Tesoro Corporation	Mainland Properties	618	1.4%	3.1%
6.	Noble Energy, Inc.	Mainland Properties	497	1.1%	3.0%
7.	Cinram Group, Inc.	Mainland Properties	1,873	4.3%	2.9%
8.	F5 Networks, Inc.	Mainland Properties	299	0.7%	2.8%
9.	MeadWestvaco Corporation	Mainland Properties	311	0.7%	2.4%
10.	Orbital Sciences Corporation	Mainland Properties	337	0.8%	2.3%
11.	The Hillshire Brands Company	Mainland Properties	248	0.6%	2.0%
12.	Novell, Inc.	Mainland Properties	406	0.9%	1.8%
13.	FedEx Corporation	Mainland Properties	795	1.8%	1.7%
14.	PNC Bank, National Association	Mainland Properties	441	1.0%	1.4%
15.	Allstate Insurance Company	Mainland Properties	458	1.0%	1.3%
16.	ServiceNow, Inc.	Mainland Properties	149	0.3%	1.3%
17.	Church & Dwight Co., Inc.	Mainland Properties	250	0.6%	1.3%
18.	Restoration Hardware, Inc.	Mainland Properties	1,195	2.7%	1.3%
19.	The Men's Wearhouse, Inc.	Mainland Properties	206	0.5%	1.2%
20.	Primerica Life Insurance Company	Mainland Properties	344	0.8%	1.2%
21.	American Tire Distributors, Inc.	Mainland Properties	722	1.7%	1.1%
22.	United Launch Alliance, LLC	Mainland Properties	168	0.4%	1.1%
23.	The Southern Company	Mainland Properties	448	1.0%	1.1%
24.	Red Hat, Inc.	Mainland Properties	175	0.4%	1.0%
	Total		14,958	34.3%	49.5%

[1] Pursuant to existing leases as of December 31, 2015 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE



As of December 31, 2015   (dollars and sq. ft. in thousands)

	Total	2016	2017	2018	2019 and Thereafter
Mainland Properties:					
Total sq. ft.	26,928				
Leased sq. ft. [1]	26,928	386	329	1,125	25,088
Percent		1.4%	1.2%	4.2%	93.2%
Annualized rental revenue [2]	$ 362,348	$ 4,407	$ 5,860	$ 11,643	$ 340,438
Percent		1.2%	1.6%	3.2%	94.0%
Hawaii Properties:					
Total sq. ft.	17,778				
Leased sq. ft. [1]	16,784	360	227	397	15,800
Percent		2.1%	1.4%	2.4%	94.1%
Annualized rental revenue [2]	$ 88,422	$ 1,946	$ 1,418	$ 4,400	$ 80,658
Percent		2.2%	1.6%	5.0%	91.2%
Total:					
Total sq. ft.	44,706				
Leased sq. ft. [1]	43,712	746	556	1,522	40,888
Percent		1.7%	1.3%	3.5%	93.5%
Annualized rental revenue [2]	$ 450,770	$ 6,353	$ 7,278	$ 16,043	$ 421,096
Percent		1.4%	1.6%	3.6%	93.4%

[1] Pursuant to existing leases as of December 31, 2015 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

PORTFOLIO LEASE EXPIRATION SCHEDULE



As of December 31, 2015

(dollars and sq. ft. in thousands)

Period / Year	Number of Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
2016	32	746	1.7%	1.7%	$ 6,353	1.4%	1.4%
2017	17	556	1.3%	3.0%	7,278	1.6%	3.0%
2018	26	1,522	3.5%	6.5%	16,043	3.6%	6.6%
2019	18	1,907	4.4%	10.9%	8,606	1.9%	8.5%
2020	13	899	2.1%	13.0%	8,673	1.9%	10.4%
2021	13	1,109	2.5%	15.5%	11,045	2.5%	12.9%
2022	68	3,905	8.9%	24.4%	48,723	10.8%	23.7%
2023	25	3,793	8.7%	33.1%	44,054	9.8%	33.5%
2024	23	7,001	16.0%	49.1%	68,972	15.3%	48.8%
2025	15	1,769	4.0%	53.1%	26,150	5.8%	54.6%
Thereafter	102	20,505	46.9%	100.0%	204,873	45.4%	100.0%
Total	352	43,712	100.0%		$ 450,770	100.0%	

Weighted average remaining lease term (in years)		11.0			10.5		

[1] Rented square feet is pursuant to existing leases as of December 31, 2015, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)



Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Number of leases subject to resets	1	1	3	2	2
Square feet	70	46	379	2,536	158
Percent change in GAAP rent [1]	44.3%	55.0%	24.5%	25.3%	50.1%

Scheduled Hawaii Land Rent Resets:
As of December 31, 2015

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
2016	-	-	$ -
2017	9	506	2,821
2018	8	380	2,492
2019 and Thereafter	55	5,119	28,072
Total	72	6,005	$ 33,385

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

Mapunapuna Ground Leases, Honolulu, HI
129 leasable land parcels and easements
Approximate Square Feet: 6,541,000

EXHIBITS

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]



EXHIBIT A

(dollars in thousands)

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Calculation of NOI and Cash Basis NOI:							
Rental income	$ 96,750	$ 94,745	$ 92,166	$ 80,478	$ 47,692	$ 364,139	$ 189,743
Tenant reimbursements and other income	18,044	17,197	15,048	13,937	8,703	64,226	32,937
Real estate taxes	(10,213)	(9,871)	(9,019)	(8,357)	(5,622)	(37,460)	(22,202)
Other operating expenses	(11,832)	(11,313)	(9,801)	(9,007)	(4,931)	(41,953)	(18,597)
NOI	92,749	90,758	88,394	77,051	45,842	348,952	181,881
Non-cash straight line rent adjustments included in rental income [2]	(6,975)	(7,922)	(6,646)	(5,827)	(3,281)	(27,370)	(16,038)
Lease value amortization included in rental income [2]	(548)	(786)	(1,288)	(808)	(60)	(3,430)	(196)
Lease termination fees included in rental income [2]	(75)	-	-	(48)	-	(123)	-
Non-cash amortization included in other operating expenses [3]	(215)	(215)	-	-	-	(430)	-
Cash Basis NOI	$ 84,936	$ 81,835	$ 80,460	$ 70,368	$ 42,501	$ 317,599	$ 165,647
Reconciliation of Cash Basis NOI and NOI to Net Income:							
Cash Basis NOI	$ 84,936	$ 81,835	$ 80,460	$ 70,368	$ 42,501	$ 317,599	$ 165,647
Non-cash straight line rent adjustments included in rental income [2]	6,975	7,922	6,646	5,827	3,281	27,370	16,038
Lease value amortization included in rental income [2]	548	786	1,288	808	60	3,430	196
Lease termination fees included in rental income [2]	75	-	-	48	-	123	-
Non-cash amortization included in other operating expenses [3]	215	215	-	-	-	430	-
NOI	92,749	90,758	88,394	77,051	45,842	348,952	181,881
Depreciation and amortization	(32,727)	(33,070)	(32,390)	(24,719)	(10,612)	(122,906)	(41,054)
Acquisition related costs	(267)	(402)	(779)	(20,539)	(1,609)	(21,987)	(7,348)
General and administrative	(6,371)	(6,328)	(6,368)	(6,792)	(3,758)	(25,859)	(14,881)
Operating income	53,384	50,958	48,857	25,001	29,863	178,200	118,598
Dividend income	1,666	-	-	-	-	1,666	-
Interest expense	(20,175)	(20,034)	(19,497)	(14,179)	(2,949)	(73,885)	(12,974)
(Loss) gain on early extinguishment of debt	-	-	-	(6,845)	-	(6,845)	243
Loss on distribution to common shareholders of RMR common stock	(23,717)	-	-	-	-	(23,717)	-
Income before income tax expense and equity in earnings (loss) of an investee	11,158	30,924	29,360	3,977	26,914	75,419	105,867
Income tax expense	(191)	(98)	(195)	(31)	(55)	(515)	(175)
Equity in earnings (loss) of an investee	(50)	(25)	23	72	28	20	87
Income before gain on sale of property	10,917	30,801	29,188	4,018	26,887	74,924	105,779
Gain on sale of property	-	-	-	-	-	-	116
Net income	$ 10,917	$ 30,801	$ 29,188	$ 4,018	$ 26,887	$ 74,924	$ 105,895

[1] See Definitions of Certain Non-GAAP Financial Measures on page 36 for a definition of NOI and Cash Basis NOI and why we believe they are appropriate supplemental measures and how we use these measures.

[2] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities and lease termination fees, if any.

[3] We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, over the then 20 year life of our property management agreement with the operating subsidiary of RMR as a reduction to property management fees, which are included in other operating expenses.

CALCULATION OF SAME PROPERTY NOI AND CASH BASIS NOI



EXHIBIT B

(dollars in thousands)

	For the Three Months Ended		As of and For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Reconciliation of Consolidated NOI to Same Property NOI:				
Rental income	$ 96,750	$ 47,692	$ 364,139	$ 189,743
Tenant reimbursements and other income	18,044	8,703	64,226	32,937
Real estate taxes	(10,213)	(5,622)	(37,460)	(22,202)
Other operating expenses	(11,832)	(4,931)	(41,953)	(18,597)
Consolidated NOI	92,749	45,842	348,952	181,881
Less:				
NOI of properties not included in same property results	(44,373)	(28)	(176,098)	(13,527)
Same property NOI	$ 48,376	$ 45,814	$ 172,854	$ 168,354
Calculation of Same Property Cash Basis NOI:				
Same property NOI	$ 48,376	$ 45,814	$ 172,854	$ 168,354
Less:				
Non-cash straight line rent adjustments included in rental income [2]	(3,388)	(3,279)	(10,839)	(13,473)
Lease value amortization included in rental income [2]	(113)	(60)	(135)	(68)
Lease termination fees included in rental income [2]	(75)	-	(123)	-
Non-cash amortization included in other operating expenses [3]	(131)	-	(252)	-
Same property Cash Basis NOI	$ 44,669	$ 42,475	$ 161,505	$ 154,813

[1] See Definitions of Certain Non-GAAP Financial Measures on page 36 for a definition of NOI and Cash Basis NOI and why we believe they are appropriate supplemental measures and how we use these measures.

[2] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities and lease termination fees, if any.

[3] We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, over the then 20 year life of our property management agreement with the operating subsidiary of RMR as a reduction to property management fees, which are included in other operating expenses.

CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]

(dollars in thousands)



EXHIBIT C

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Net income	$ 10,917	$ 30,801	$ 29,188	$ 4,018	$ 26,887	$ 74,924	$ 105,895
Plus: interest expense	20,175	20,034	19,497	14,179	2,949	73,885	12,974
Plus: income tax expense	191	98	195	31	55	515	175
Plus: depreciation and amortization	32,727	33,070	32,390	24,719	10,612	122,906	41,054
EBITDA	64,010	84,003	81,270	42,947	40,503	272,230	160,098
Plus: acquisition related costs	267	402	779	20,539	1,609	21,987	7,348
Plus: general and administrative expense paid in common shares [2]	156	265	703	627	391	1,751	2,061
Plus: loss (gain) on early extinguishment of debt	-	-	-	6,845	-	6,845	(243)
Plus: loss on distribution to common shareholders of RMR common stock [3]	23,717	-	-	-	-	23,717	-
Less: gain on sale of property	-	-	-	-	-	-	(116)
Adjusted EBITDA	$ 88,150	$ 84,670	$ 82,752	$ 70,958	$ 42,503	$ 326,530	$ 169,148

[1] See Definitions of Certain Non-GAAP Financial Measures on page 36 for a definition of EBITDA and Adjusted EBITDA and why we believe they are appropriate supplemental measures.

[2] Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of the operating subsidiary of RMR. Beginning June 1, 2015, all business management fees are paid in cash.

[3] Amounts represent a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) ATTRIBUTED TO SIR AND NORMALIZED FFO ATTRIBUTED TO SIR [(1)]



EXHIBIT D

(amounts in thousands, except per share data)

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Net income attributed to SIR	$ 10,876	$ 30,755	$ 29,140	$ 3,977	$ 26,887	$ 74,748	$ 105,895
Plus: depreciation and amortization	32,727	33,070	32,390	24,719	10,612	122,906	41,054
Plus: net income allocated to noncontrolling interest	41	46	48	41	-	176	-
Less: FFO allocated to noncontrolling interest	(118)	(121)	(114)	(83)	-	(436)	-
Less: gain on sale of property	-	-	-	-	-	-	(116)
FFO attributed to SIR	43,526	63,750	61,464	28,654	37,499	197,394	146,833
Plus: acquisition related costs	267	402	779	20,539	1,609	21,987	7,348
Plus: estimated business management incentive fees [(2)]	-	-	-	-	(79)	-	-
Plus: loss (gain) on early extinguishment of debt	-	-	-	6,845	-	6,845	(243)
Plus: loss on distribution to common shareholders of RMR common stock [(3)]	23,717	-	-	-	-	23,717	-
Less: normalized FFO from noncontrolling interest, net of FFO	-	-	(3)	(59)	-	(62)	-
Normalized FFO attributed to SIR	$ 67,510	$ 64,152	$ 62,240	$ 55,979	$ 39,029	$ 249,881	$ 153,938
Weighted average common shares outstanding - basic	89,285	89,267	88,617	79,489	59,886	86,699	55,964
Weighted average common shares outstanding - diluted	89,291	89,274	88,631	79,498	59,956	86,708	56,035
FFO attributed to SIR per share - basic and diluted	$ 0.49	$ 0.71	$ 0.69	$ 0.36	$ 0.63	$ 2.28	$ 2.62
Normalized FFO attributed to SIR per share - basic and diluted	$ 0.76	$ 0.72	$ 0.70	$ 0.70	$ 0.65	$ 2.88	$ 2.75

[(1)] See Definitions of Certain Non-GAAP Financial Measures on page 36 for a definition of FFO attributed to SIR and Normalized FFO attributed to SIR and why we believe they are appropriate supplemental measures and how we use these measures.

[(2)] Amounts represent estimated incentive fees under our business management agreement calculated after the end of each calendar year based on common share total return. For 2014, this incentive fee was payable in our common shares; for 2015 and thereafter, any such fees will be payable in cash. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO attributed to SIR until the fourth quarter, which is when the actual expense amount for the year is determined. Negative amounts recognized in a quarter, if any, reflect the reversal of estimated business management incentive fees accrued on a year to date basis.

[(3)] Amounts represent a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.



DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES

NOI and Cash Basis NOI:
The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our property level results of operations. We calculate NOI and Cash Basis NOI as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fees, if any, and non-cash amortization included in other operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributed to SIR, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA:
We calculate EBITDA and Adjusted EBITDA as shown in Exhibit C. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income attributed to SIR, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributed to SIR, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO Attributed to SIR and Normalized FFO Attributed to SIR:
We calculate FFO attributed to SIR and Normalized FFO attributed to SIR as shown in Exhibit D. FFO attributed to SIR is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, plus real estate depreciation and amortization and the difference between net income and FFO allocated to noncontrolling interest, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO attributed to SIR differs from NAREIT's definition of FFO because we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, gains and losses on early extinguishment of debt, loss on distribution to common shareholders of RMR common stock and Normalized FFO from noncontrolling interest, net of FFO. We consider FFO attributed to SIR and Normalized FFO attributed to SIR to be appropriate measures of operating performance for a REIT, along with net income, net income attributed to a REIT, operating income and cash flow from operating activities. We believe that FFO attributed to SIR and Normalized FFO attributed to SIR provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO attributed to SIR and Normalized FFO attributed to SIR may facilitate a comparison of our operating performance between periods and with other REITs. FFO attributed to SIR and Normalized FFO attributed to SIR are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our revolving credit facility and term loan and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO attributed to SIR and Normalized FFO attributed to SIR do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributed to SIR, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL

As of December 31, 2015

(dollars and square feet in thousands)

EXHIBIT F



Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value [3]	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
1. Inverness Center	Birmingham	AL	3	Mainland Properties	Building	448	100.0%	$ 4,790	$ 38,631	$ 34,520	12/9/2010; 4/17/2015	1985
2. Cinram Distribution Center	Huntsville	AL	1	Mainland Properties	Building	1,371	100.0%	9,210	73,001	67,387	8/31/2012	2007
3. 4501 Industrial Drive	Fort Smith	AR	1	Mainland Properties	Building	64	100.0%	458	4,385	4,305	1/29/2015	2013
4. 16001 North 28th Avenue	Phoenix	AZ	1	Mainland Properties	Building	106	100.0%	1,902	13,562	13,382	4/16/2015	2007
5. 2149 West Dunlap Avenue	Phoenix	AZ	1	Mainland Properties	Building	123	100.0%	2,403	20,033	19,703	1/29/2015	1983
6. Regents Center	Tempe	AZ	2	Mainland Properties	Building	101	100.0%	1,816	12,305	7,969	6/30/1999	1988
7. Campbell Place	Carlsbad	CA	2	Mainland Properties	Building	95	100.0%	2,592	21,314	19,857	9/21/2012	2007
8. Folsom Corporate Center	Folsom	CA	1	Mainland Properties	Building	96	100.0%	3,439	28,954	25,766	12/17/2010	2009
9. Bayside Technology Park	Fremont	CA	1	Mainland Properties	Building	101	100.0%	2,033	10,581	9,728	3/19/2009	1990
10. 100 Redwood Shores Parkway	Redwood City	CA	1	Mainland Properties	Building	63	100.0%	3,032	35,531	34,999	1/29/2015	2014
11. 3875 Atherton Road	Rocklin	CA	1	Mainland Properties	Building	19	100.0%	398	4,180	4,089	1/29/2015	1991
12. 2090 Fortune Drive	San Jose	CA	1	Mainland Properties	Building	72	100.0%	838	7,698	7,652	1/29/2015	2014
13. 2115 O'Nel Drive	San Jose	CA	1	Mainland Properties	Building	99	100.0%	3,094	33,098	32,523	1/29/2015	2013
14. 6448-6450 Via Del Oro	San Jose	CA	1	Mainland Properties	Building	76	100.0%	1,674	14,249	13,984	1/29/2015	1983
15. North First Street	San Jose	CA	1	Mainland Properties	Building	64	100.0%	1,984	14,132	13,734	12/23/2013	2013
16. Rio Robles Drive	San Jose	CA	3	Mainland Properties	Building	186	100.0%	4,536	44,924	43,508	12/23/2013	2011
17. 2450 & 2500 Walsh Avenue	Santa Clara	CA	2	Mainland Properties	Building	132	100.0%	4,444	44,797	43,958	1/29/2015	2014
18. 3250 and 3260 Jay Street	Santa Clara	CA	2	Mainland Properties	Building	149	100.0%	5,945	63,959	62,766	1/29/2015	2013
19. 350 West Java Drive	Sunnyvale	CA	1	Mainland Properties	Building	96	100.0%	2,864	24,013	23,027	11/15/2012	2012
20. 7958 South Chester Street	Centennial	CO	1	Mainland Properties	Building	168	100.0%	4,832	30,678	30,145	1/29/2015	2000
21. 350 Spectrum Loop	Colorado Springs	CO	1	Mainland Properties	Building	156	100.0%	2,549	23,265	22,803	1/29/2015	2000
22. 955 Aeroplaza Drive	Colorado Springs	CO	1	Mainland Properties	Building	125	100.0%	885	8,212	8,042	1/29/2015	2012
23. 13400 East 39th Avenue and 3800 Wheeling Street	Denver	CO	2	Mainland Properties	Building	394	100.0%	1,362	16,073	15,774	1/29/2015	1996
24. 333 Inverness Drive South	Englewood	CO	1	Mainland Properties	Building	140	100.0%	2,352	15,446	14,368	6/15/2012	1998
25. 150 Greenhorn Drive	Pueblo	CO	1	Mainland Properties	Building	54	100.0%	532	4,377	4,281	1/29/2015	2013
26. 2 Tower Drive	Wallingford	CT	1	Mainland Properties	Building	62	100.0%	397	3,643	3,137	10/24/2006	1978
27. 1 Targeting Center	Windsor	CT	1	Mainland Properties	Building	97	100.0%	1,156	9,076	8,459	7/20/2012	1999
28. 235 Great Pond Road	Windsor	CT	1	Mainland Properties	Building	171	100.0%	1,429	11,869	11,060	7/20/2012	2004
29. 10350 NW 112th Avenue	Miami	FL	1	Mainland Properties	Building	79	100.0%	3,063	23,454	22,997	1/29/2015	2002
30. 2100 NW 82nd Ave	Miami	FL	1	Mainland Properties	Building	37	100.0%	254	1,897	1,283	3/19/1998	2013

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] Excludes the value of real estate intangibles.

[4] Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

[5] Weighted based on square feet.

PROPERTY DETAIL (CONTINUED)

As of December 31, 2015

(dollars and square feet in thousands)

EXHIBIT F



Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value [3]	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
31. One Primerica Parkway	Duluth	GA	1	Mainland Properties	Building	344	100.0%	5,192	57,333	56,178	1/29/2015	2013
32. King Street Ground Lease	Honolulu	HI	1	Hawaii Properties	Land	21	100.0%	236	1,342	1,342	12/5/2003	-
33. Mapunapuna Ground Leases	Honolulu	HI	129	Hawaii Properties	Land	6,541	100.0%	48,261	344,459	341,533	12/5/2003;11/21/2012	-
34. Safeway Shopping Center	Honolulu	HI	3	Hawaii Properties	Land	158	100.0%	2,637	11,604	11,531	12/5/2003	-
35. Salt Lake Shopping Center	Honolulu	HI	2	Hawaii Properties	Land	334	100.0%	1,678	9,660	9,660	12/5/2003	-
36. Sand Island Buildings	Honolulu	HI	8	Hawaii Properties	Building	295	98.4%	4,767	39,019	33,349	12/5/2003;11/23/2004	1974
37. Sand Island Ground Leases	Honolulu	HI	40	Hawaii Properties	Land	2,152	100.0%	15,417	92,419	92,379	12/5/2003	-
38. Waiwai Ground Leases	Honolulu	HI	2	Hawaii Properties	Land	45	100.0%	364	2,567	2,430	12/5/2003	-
39. Campbell Buildings	Kapolei	HI	5	Hawaii Properties	Building	285	100.0%	3,243	24,129	19,744	6/15/2005	1978
40. Campbell Easements	Kapolei	HI	3	Hawaii Properties	Land	- [6]	-	-	10,496	10,496	6/15/2005	-
41. Campbell Ground Leases	Kapolei	HI	35	Hawaii Properties	Land	7,901	87.5%	11,571	102,961	102,730	6/15/2005	-
42. Waipahu Ground Lease	Waipahu	HI	1	Hawaii Properties	Land	44	100.0%	248	717	717	12/5/2003	-
43. 5500 SE Delaware Avenue	Ankeny	IA	1	Mainland Properties	Building	450	100.0%	1,681	19,194	18,805	1/29/2015	2012
44. 951 Trails Road	Eldridge	IA	1	Mainland Properties	Building	172	100.0%	991	8,562	6,890	4/2/2007	2001
45. 8305 NW 62nd Avenue	Johnston	IA	1	Mainland Properties	Building	199	100.0%	3,240	34,008	33,286	1/29/2015	2011
46. 2300 N 33rd Ave	Newton	IA	1	Mainland Properties	Building	317	100.0%	1,377	13,899	11,407	9/29/2008	2008
47. 7121 South Fifth Avenue	Pocatello	ID	1	Mainland Properties	Building	33	100.0%	370	4,620	4,524	1/29/2015	2007
48. 400 South Jefferson Street	Chicago	IL	1	Mainland Properties	Building	248	100.0%	9,111	90,479	88,799	1/29/2015	2012
49. 1230 West 171st Street	Harvey	IL	1	Mainland Properties	Building	40	100.0%	422	2,473	2,435	1/29/2015	2004
50. 475 Bond Street	Lincolnshire	IL	1	Mainland Properties	Building	223	100.0%	1,604	20,958	20,590	1/29/2015	2000
51. 1415 West Diehl Road	Naperville	IL	1	Mainland Properties	Building	820	100.0%	16,766	188,475	180,831	4/1/2014	2001
52. 5156 American Road	Rockford	IL	1	Mainland Properties	Building	38	100.0%	173	1,929	1,894	1/29/2015	1996
53. 440 North Fairway Drive	Vernon Hills	IL	1	Mainland Properties	Building	100	100.0%	1,668	13,977	13,422	10/15/2013	2009
54. Capitol Tower	Topeka	KS	1	Mainland Properties	Building	144	100.0%	3,371	17,585	16,202	7/30/2012	2006
55. The Atrium at Circleport II	Erlanger	KY	1	Mainland Properties	Building	86	100.0%	1,134	13,032	9,714	6/30/2003	1999
56. 17200 Manchac Park Lane	Baton Rouge	LA	1	Mainland Properties	Building	125	100.0%	876	10,560	10,357	1/29/2015	2014
57. 209 South Bud Street	Lafayette	LA	1	Mainland Properties	Building	60	100.0%	511	5,249	5,145	1/29/2015	2010
58. 300 and 330 Billerica Road	Chelmsford	MA	2	Mainland Properties	Building	209	100.0%	2,491	18,077	16,612	1/18/2011;9/27/2012	2001
59. 111 Powdermill Road	Maynard	MA	1	Mainland Properties	Building	287	100.0%	3,377	29,883	24,113	3/30/2007	1990
60. 314 Littleton Road	Westford	MA	1	Mainland Properties	Building	175	100.0%	4,710	33,944	33,246	1/29/2015	2013

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] Excludes the value of real estate intangibles.

[4] Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

[5] Weighted based on square feet.

[6] Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year. Percentage rent recognized during the first quarter of 2015 totaled $1,468.

PROPERTY DETAIL (CONTINUED)

As of December 31, 2015

(dollars and square feet in thousands)

EXHIBIT F



	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value [3]	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
61.	7001 Columbia Gateway Drive	Columbia	MD	1	Mainland Properties	Building	120	100.0%	3,669	28,292	26,448	12/21/2012	2008
62.	4000 Principio Parkway	North East	MD	1	Mainland Properties	Building	1,195	100.0%	5,782	75,744	74,105	1/29/2015	2012
63.	3550 Green Court	Ann Arbor	MI	1	Mainland Properties	Building	82	100.0%	1,625	13,037	12,250	12/21/2012	1998
64.	3800 Midlink Drive	Kalamazoo	MI	1	Mainland Properties	Building	158	100.0%	2,184	43,229	42,298	1/29/2015	2014
65.	2401 Cram Avenue SE	Bemidji	MN	1	Mainland Properties	Building	22	100.0%	183	2,237	2,188	1/29/2015	2013
66.	110 Stanbury Industrial Drive	Brookfield	MO	1	Mainland Properties	Building	16	100.0%	189	2,059	2,016	1/29/2015	2012
67.	2555 Grand Boulevard	Kansas City	MO	1	Mainland Properties	Building	596	100.0%	17,696	78,154	77,385	7/31/2015	2003
68.	628 Patton Avenue	Asheville	NC	1	Mainland Properties	Building	33	100.0%	198	2,014	1,979	1/29/2015	1994
69.	2300 and 2400 Yorkmont Road	Charlotte	NC	2	Mainland Properties	Building	284	100.0%	5,585	43,467	42,503	1/29/2015	1995
70.	3900 NE 6th Street	Minot	ND	1	Mainland Properties	Building	24	100.0%	342	3,923	3,849	1/29/2015	2013
71.	1415 West Commerce Way	Lincoln	NE	1	Mainland Properties	Building	222	100.0%	1,077	10,718	10,523	1/29/2015	2000
72.	18010 and 18020 Burt Street	Omaha	NE	2	Mainland Properties	Building	203	100.0%	3,989	49,826	48,743	1/29/2015	2012
73.	309 Dulty's Lane	Burlington	NJ	1	Mainland Properties	Building	634	100.0%	3,303	53,000	51,822	1/29/2015	2001
74.	500 Charles Ewing Boulevard	Ewing	NJ	1	Mainland Properties	Building	250	100.0%	5,935	74,374	72,791	1/29/2015	2012
75.	725 Darlington Avenue	Mahwah	NJ	1	Mainland Properties	Building	167	100.0%	2,204	18,012	17,597	4/9/2014	2010
76.	One Jefferson Road	Parsippany	NJ	1	Mainland Properties	Building	100	100.0%	4,127	19,107	19,045	11/13/2015	2009
77.	299 Jefferson Road	Parsippany	NJ	1	Mainland Properties	Building	151	100.0%	4,018	30,970	30,374	1/29/2015	2011
78.	2375 East Newlands Road	Fernley	NV	1	Mainland Properties	Building	338	100.0%	1,482	18,514	18,118	1/29/2015	2007
79.	55 Commerce Avenue	Albany	NY	1	Mainland Properties	Building	125	100.0%	1,086	11,105	10,873	1/29/2015	2013
80.	8687 Carling Road	Liverpool	NY	1	Mainland Properties	Building	38	100.0%	742	5,564	4,326	1/6/2006	2007
81.	1212 Pittsford - Victor Road	Pittsford	NY	1	Mainland Properties	Building	55	100.0%	1,024	4,372	3,321	11/30/2004	2003
82.	500 Canal View Boulevard	Rochester	NY	1	Mainland Properties	Building	95	100.0%	1,539	15,145	11,105	1/6/2006	1997
83.	32150 Just Imagine Drive	Avon	OH	1	Mainland Properties	Building	645	100.0%	3,479	25,480	21,649	5/29/2009	2000
84.	1415 Industrial Drive	Chillicothe	OH	1	Mainland Properties	Building	44	100.0%	362	4,465	4,390	1/29/2015	2012
85.	2231 Schrock Road	Columbus	OH	1	Mainland Properties	Building	42	100.0%	667	5,189	5,087	1/29/2015	1999
86.	5300 Centerpoint Parkway	Groveport	OH	1	Mainland Properties	Building	581	100.0%	2,873	32,563	31,879	1/29/2015	2014
87.	200 Orange Point Drive	Lewis Center	OH	1	Mainland Properties	Building	125	100.0%	959	9,913	9,715	1/29/2015	2013
88.	301 Commerce Drive	South Point	OH	1	Mainland Properties	Building	75	100.0%	488	5,130	5,026	1/29/2015	2013
89.	2820 State Highway 31	McAlester	OK	1	Mainland Properties	Building	24	100.0%	238	2,537	2,486	1/29/2015	2012
90.	501 Ridge Avenue	Hanover	PA	1	Mainland Properties	Building	502	100.0%	3,739	27,030	22,978	9/24/2008	1965

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] Excludes the value of real estate intangibles.

[4] Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

[5] Weighted based on square feet.

PROPERTY DETAIL (CONTINUED)

As of December 31, 2015

(dollars and square feet in thousands)

EXHIBIT F



Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value [3]	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
91. 8800 Tinicum Boulevard	Philadelphia	PA	1	Mainland Properties	Building	441	100.0%	6,429	71,016	69,478	1/29/2015	2000
92. 9680 Old Bailes Road	Fort Mill	SC	1	Mainland Properties	Building	60	100.0%	770	8,857	8,672	1/29/2015	2007
93. 996 Paragon Way	Rock Hill	SC	1	Mainland Properties	Building	945	100.0%	3,021	38,520	37,697	1/29/2015	2014
94. 510 John Dodd Road	Spartanburg	SC	1	Mainland Properties	Building	1,016	100.0%	4,615	61,298	59,969	1/29/2015	2012
95. 4836 Hickory Hill Road	Memphis	TN	1	Mainland Properties	Building	646	100.0%	1,654	12,288	12,019	12/23/2014	2007
96. 2020 Joe B. Jackson Parkway	Murfreesboro	TN	1	Mainland Properties	Building	1,016	100.0%	4,983	62,759	61,493	1/29/2015	2012
97. 16001 North Dallas Parkway	Addison	TX	2	Mainland Properties	Building	554	100.0%	14,013	105,476	98,520	1/16/2013	1996
98. 2115-2116 East Randol Mill Road	Arlington	TX	1	Mainland Properties	Building	183	100.0%	1,040	13,242	12,921	1/29/2015	1989
99. Research Park	Austin	TX	2	Mainland Properties	Building	149	100.0%	2,326	15,282	9,671	6/16/1999	1999
100. 1001 Noble Energy Way	Houston	TX	1	Mainland Properties	Building	497	100.0%	13,643	121,628	118,921	1/29/2015	1998
101. 10451 Clay Road	Houston	TX	1	Mainland Properties	Building	97	100.0%	2,776	27,012	26,512	1/29/2015	2013
102. 6380 Rogerdale Road	Houston	TX	1	Mainland Properties	Building	206	100.0%	5,524	46,828	46,066	1/29/2015	2006
103. 4421 W. John Carp. Freeway	Irving	TX	1	Mainland Properties	Building	54	100.0%	639	5,974	3,461	3/19/1998	1995
104. 8675,8701-8711 Freeport Pkwy and 8901 Esters Boulevard	Irving	TX	3	Mainland Properties	Building	458	100.0%	6,038	81,610	80,021	1/29/2015	1990
105. 1511 East Common Street	New Braunfels	TX	1	Mainland Properties	Building	63	100.0%	1,074	14,412	14,143	1/29/2015	2005
106. 2900 West Plano Parkway	Plano	TX	1	Mainland Properties	Building	191	100.0%	1,420	27,491	26,980	1/29/2015	1998
107. 3400 West Plano Parkway	Plano	TX	1	Mainland Properties	Building	235	100.0%	1,485	34,392	33,673	1/29/2015	1994
108. 19100 Ridgewood Parkway	San Antonio	TX	1	Mainland Properties	Building	618	100.0%	13,809	192,139	187,845	1/29/2015	2008
109. 3600 Wiseman Boulevard	San Antonio	TX	1	Mainland Properties	Building	100	100.0%	2,997	15,443	14,603	3/19/2013	2004
110. 1800 Novell Place	Provo	UT	1	Mainland Properties	Building	406	100.0%	7,940	85,640	78,568	6/1/2012	2000
111. 4885-4931 North 300 West	Provo	UT	2	Mainland Properties	Building	125	100.0%	3,630	29,338	27,500	2/28/2013	2009
112. 1095 South 4800 West	Salt Lake City	UT	1	Mainland Properties	Building	150	100.0%	1,096	8,413	8,254	1/29/2015	2012
113. 1901 Meadowville Technology Parkway	Chester	VA	1	Mainland Properties	Building	1,016	100.0%	6,357	71,511	69,964	1/29/2015	2012
114. 501 South 5th Street	Richmond	VA	1	Mainland Properties	Building	311	100.0%	10,850	123,672	116,808	7/2/2013	2009
115. Parham Place	Richmond	VA	3	Mainland Properties	Building	89	100.0%	1,570	9,690	9,614	7/20/2015	2013
116. 1751 Blue Hills Drive	Roanoke	VA	1	Mainland Properties	Building	399	100.0%	1,874	23,760	23,303	1/29/2015	2003
117. Orbital Sciences Campus	Sterling	VA	3	Mainland Properties	Building	337	100.0%	10,355	72,113	67,315	11/29/2012	2000
118. 181 Battaile Drive	Winchester	VA	1	Mainland Properties	Building	308	100.0%	1,480	14,341	11,219	4/20/2006	1987
119. 351, 401, 501 Elliott Ave West	Seattle	WA	3	Mainland Properties	Building	300	100.0%	12,828	129,406	127,243	1/29/2015	2000
			360			44,706	97.8%	$ 450,770	$ 4,119,668	$ 3,954,889		2004

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of December 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) Excludes the value of real estate intangibles.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.